525 W. Monroe Street
Chicago, IL 60661-3693
312.902.5200 tel
312.902.1061 fax

Ram Padmanabhan
rp@kattenlaw.com
312.902.5520 direct
312.577.8733 fax

September 22, 2009

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form S-3
Filed July 17, 2009
File No. 333-160648

Dear Mr. Riedler:

 We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated September 15, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, initially filed with the Commission on July 17, 2009, and Amendment No. 1 thereto filed with the Commission on August 27, 2009.  For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate.  Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”) is being filed via EDGAR concurrently herewith.

General

1.
We note that you anticipate that the Series B convertible preferred stock will convert on or about September 16, 2009.  Please confirm that the conversion has occurred and provide the calculation supporting your calculation that the shares being registered represent 29% of the unaffiliated public float or further reduce the number of shares that you are registering for resale.

Response:             On September 16, 2009, all of the Company’s outstanding Series B Convertible Preferred Stock (the “Series B Preferred”) automatically converted into shares of common stock of the Company in accordance with its terms.  None of the Series B Preferred were held by affiliates of the Company.  As a result of this conversion, the number of the Company’s shares of common stock and not held by affiliates of the Company (the “Public Float”) increased to 14,244,261 shares.  Consequently, the 4,210,822 shares sought to be registered represent approximately 29.5% of the Public Float.

CHICAGO	CHARLOTTE	IRVING	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

September 22, 2009

The number of shares sought to be registered has been revised slightly to account for conversions of the Series D Preferred that have occurred since the filing of Amendment No. 1 and the upcoming quarterly adjustment in the conversion price of the Series D Preferred from $1.33 to $1.28. As stated in our response to the Commission’s comment letter dated August 7, 2009, the Company still seeks to register primarily the shares underlying the Series D Preferred, but as we noted in our previous response, because the selling stockholders have the right to elect to register the shares underlying their Series D Warrants instead of the shares underlying their Series D Preferred, we have included some shares underlying the Series D Warrants of the selling stockholders that have made that election.

2.	In your next amendment, please include the proposed disclosure you have set forth in your response to our comment letter. We may have additional comments.

Response:             Amendment No. 2 includes the proposed disclosure set forth in our response to the Staff’s previous comment letter.

Payments to the Investor and Affiliates

3.	Please include the potential liquidated damages in your calculation and revise your response to prior comment 6 accordingly.

Response:             Amendment No. 2 has been revised to include disclosure about potential liquidated damages amounts payable under the Securities Purchase Agreement and the Registration Rights Agreement.

Selling Shareholders, page 8

4.	Please disclose in your next amendment which selling stockholders are affiliated with each other and the total amount being registered by this group.

Response:             The footnotes to the selling stockholder table have been revised in Amendment No. 2 to include this disclosure.

If you have any further questions, please do not hesitate to contact me.

September 22, 2009

Very truly yours,

/s/ Ram Padmanabhan

Ram Padmanabhan

cc: Michael Fonstein

Enclosures